August 2, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs
Stephen Krikorian
Melissa Walsh
Jeffrey Kauten

Re:	Cloudflare, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 28, 2019
CIK No. 0001477333

Ladies and Gentlemen:

On behalf of our client, Cloudflare, Inc. (“Cloudflare” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2019, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on June 28, 2019 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on June 28, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on June 28, 2019), all page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission August 2, 2019 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 77

1.

In response to prior comment 3 which requested that you define enterprise customers, you disclose that enterprise customers are customers that have purchased the Company’s enterprise plan. To contextualize the significance of your enterprise customers to your business, please disclose the number of your enterprise customers broken out by categories of Annualized Billings and specify the percentage of revenues derived from enterprise customers for the periods presented rather than stating that a majority of your revenues comes from enterprise customers. Please explain further and quantify your statement that you have increased your traction with larger enterprise customers, which includes customers with Annualized Billings in excess of $3 million.

The Company respectfully advises the Staff that while management aggregates and analyzes numerous data points to track the Company’s historical performance, future opportunities, operational efficiency and potential business risks, the Company has disclosed in the Registration Statement those data points that it believes provide meaningful information to investors and are consistent with management’s approach to running the Company’s business.

While the Company has numerous types of subscription plans that are available to its customers, the Company views its base of paying customers as a single pipeline of revenue opportunities and generally manages its customer expansion and retention efforts consistently across this pipeline regardless of the applicable subscription plan for a customer. The various subscription plans include different sets of features and support, but in some cases the different plans do not correlate to consistently increased or decreased levels of customer spending across plans. Regardless of which subscription plan a customer uses, the customer has the ability to add additional products and features to the customer’s specific subscription plan, resulting in incremental fixed or usage-based costs to the customer without changing the subscription plan the customer is using. As a result, customers within the same subscription plan may have significantly different levels of spending and customers within different subscription plans in some cases have comparable levels of spending. Because of this dynamic, the Company’s disclosure in the Registration Statement of customers with Annualized Billings greater than $100,000 is not limited to paying customers under the Enterprise subscription plan, but also includes customers under the Company’s self-serve subscription plans. Given that subscriptions to the Company’s various plans often do not result in the same amount of revenue per customer within such plans and that movement of customers across plans does not always correspond to consistently different levels of customer spend, the Company respectfully advises the Staff that it believes that disclosure of revenue for the Enterprise subscription plan would be more likely to create confusion among investors than it would provide useful additional information about the Company’s business and results of operations.

Securities and Exchange Commission August 2, 2019 Page 3

The Company has disclosed in the Registration Statement its number of customers with Annualized Billings greater than $100,000 in order to provide investors with insight as to the Company’s traction with large paying customers and to demonstrate the shift in the Company’s business from free and small paying customers to significant numbers of larger customers with more complex needs. However, the Company believes that disaggregating its revenue based on this specific Annualized Billing threshold would suggest to investors that the Company approaches its business differently based on a customer’s particular level of spending, which is not consistent with the Company’s single pipeline view of customer opportunities as described above. Accordingly, the Company respectfully advises the Staff that disclosure of revenue from these large customers is contrary to management’s approach to running the business and, as a result, would not be helpful to investors if included in the Registration Statement.

The Company further advises the Staff that it has revised the disclosure on page 78 of Amendment No. 2 to clarify that the Company has had an increasing number of customers with Annualized Billings greater than $100,000 and that it has customers with Annualized Billings in excess of $3 million.

Key Business Metrics

Dollar-Based Net Retention Rate, page 83

2.

As previously requested in prior comment 5, please disclose the actual dollar-based net retention rates for each period presented. In this regard, key performance indicators should be disclosed when they are used by management to manage the business and are material to investors. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of Amendment No. 2 to disclose the dollar-based net retention rates for each of the periods presented.

Components of Our Results of Operations, page 84

3.

We note the route leak in June 2019 that caused significant disruption to your traffic. Please revise to address the reasonably expected impact on your results of operations. In this regard, we note that you provide service level commitments under your Enterprise plan customer contracts and your Business plan terms of service. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it is still determining the impact of the June 2019 route leak and the July 2019 outage on its network, but it does not expect that these events will have a material impact on its results of operations. The Company will continue to monitor the impact of the route leak and network outage, and it will provide additional disclosure to the extent that it determines that these events are reasonably expected to have a material impact on the Company’s results of operations.

Securities and Exchange Commission August 2, 2019 Page 4

Notes to Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition

Variable Consideration, page F-12

4.

We note your revised disclosure in response to prior comment 9. As previously requested, please also address your accounting for usage-based fees in your discussion of variable consideration. In this regard, you indicate that the transaction price includes estimates of variable consideration. Explain why you disclose that variable consideration is required to be estimated, considering the disclosure that usage-based variable consideration is recognized as revenue in the period in which the usage occurs.

The Company respectfully advises the Staff that the Company includes in its transaction price estimates of variable consideration in the form of credits and refunds related to service, performance and other unforeseen incidents. In response to the Staff’s comment, the Company has revised disclosure on page F-12 of Amendment No. 2.

*****

Securities and Exchange Commission August 2, 2019 Page 5

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 565-3765 or aspinner@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Allison Spinner
Allison Spinner

cc:	Matthew Prince, Cloudflare, Inc.
Douglas J. Kramer, Cloudflare, Inc.
Chad A. Skinner, Cloudflare, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Bryan D. King, Wilson Sonsini Goodrich & Rosati, P.C.

James D. Evans, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP